Mail Stop 6010

September 27, 2007

Mr. Thomas J. Meaney
President
Mikros Systems Corporation
707 Alexander Road
Building Two, Suite 208
Princeton, New Jersey 08540

> **Re:** **Mikros Systems Corporation**
> **Form 10KSB for the year ended December 31, 2006**
> **Filed March 30, 2007**
> **Form 10QSB for the quarter ended June 30, 2007**
> **Filed August 13, 2007**
> **File No. 000-14801**

Dear Mr. Meaney:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

Item 6. Management's Discussion and Analysis

1.   Please revise in future filings to include a separately captioned section to discuss any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. We refer you to Item 303(c) of Regulation S-B.

Financial Statements

Statements of Income

2.   We note that you include weighted average number of shares outstanding on the face of the income statement and that this appears to be the number of shares used to calculate basic earnings per share. Please revise future filings to also include the weighted average number of shares outstanding used to calculate diluted earnings per share.

Note. 2 – Significant Accounting Policies

Receivables on Government Contracts

3.   We note from your disclosure in Management's Discussion and Analysis that your unbilled revenue reflects work performed, but not billed at the time, pending contractual requirements and is classified as a current asset. Please disclose amounts representing the recognized sales value of performance and such amounts that had not been billed at the date of the balance sheet in your future filings. Please refer to Regulation S-X, Rule 5-02-3(c).

Revenue Recognition

4.   Please explain to us and expand in future filings to describe your revenue recognition policy in greater detail. Details should be provided to the extent that policy differs among the various nature and types of contracts obtained. Also discuss how revenue is recognized when production and services are performed through third-party sub-contractors. Provide details of how customer acceptance impacts revenue recognition. Also provide an analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 compliant.

Note 3. Redeemable Series C Preferred Stock and Shareholders' Equity

Series D Preferred Stock

5. We noted that you classified the Series C Preferred Shares that are redeemable at the company's options at any time outside of permanent equity on your balance sheets. We also noted that your Series D Preferred Shares are subject to redemption at the company's option at any time, but these shares are classified within permanent equity. Please tell us more about the redemption terms of all of your preferred shares and tell us why the Series C Preferred Shares are the only class that is required to be classified outside permanent equity. We refer you to EITF D-98.

6. We noted that you obtained a waiver from your shareholders for future accumulation of dividends related to the Series D Preferred Shares effective January 1, 2006. However, there were dividends in arrears of approximately $828,000 as of December 31, 2005 that were not affected by this waiver and in arrears as of such date. Please tell us how you have accounted for the dividends in arrears. We refer you to paragraph 15 of EITF D-98.

Form 10-QSB for the quarter ended June 30, 2007

Condensed Statement of Income

7. We note that "the increase in engineering costs for the three months ended June 30, 2007 was due to the hiring of an engineering consultant and additional engineering personnel, and the additional medical and other fringe benefits associated with our engineering personnel in engineering costs". We note that you derive revenue from the research and development of electronic systems technology. Please tell us the specific nature of these engineering costs and tell us why classification of these expenses as operating expenses (as opposed to cost of sales) is appropriate.

Item 3. Controls and Procedures

8. We note your statement that your President has "concluded that [your] disclosure controls and procedures are designed to ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Securities Exchange Act of 1934….." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please confirm to us that your controls and procedures are effective and that you will revise future filings to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief